[GRAPHIC OMITTED] Grupo Financiero Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Pedro Richards
Managing Director
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE
                           QUARTER ENDED JUNE 30, 2009

(Buenos Aires, Argentina, August 10, 2009) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the second quarter of fiscal year 2009, ended June 30, 2009.

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2009

     o Net income for the quarter ended June 30, 2009, was Ps. 36.8 million or Ps. 0.03 per share, equivalent to Ps. 0.30 per ADS.

     o This result was mainly attributable to the income derived from our interests in Banco de Galicia y Buenos Aires S.A. ("the Bank")
          (Ps. 38.9 million) and in Sudamericana Holding (Ps. 5.9 million) and the deferred tax adjustment (Ps. 5.8 million), partially offset by financial expenses and administrative expenses for Ps. 13.9 million.

     o The Bank recorded a Ps. 41.1 million net income, higher than the Ps. 38.1 million corresponding to the second quarter of FY2008. Excluding the 27.8 million loss from the amortization of deferred losses from amparo claims, adjusted net income for the second quarter of FY2009 amounted to Ps. 68.9 million, compared to a Ps. 57.5 million profit in the same quarter of the previous year. The latter figure excludes a Ps. 6.8 million loss from the adjustment to the valuation of public-sector assets and a Ps. 12.6 million loss from the amortization of deferred losses from amparo claims.

     o The table below shows results per share information, based on Grupo Financiero Galicia's financial statements.

                                                               In Pesos
                                            ----------------------------------------------
                                             FY 2009     FY 2008     six months ended at:
                                            ---------   ---------   ----------------------
                                               2 Q         2 Q
Earnings per Share                           06/30/09    06/30/08    06/30/09    06/30/08
-----------------------------------------   ---------   ---------   ---------   ----------
Total Average Shares (in thousands)         1,241,407   1,241,407   1,241,407   1,241,407
Total  Shares Outstanding (in thousands)    1,241,407   1,241,407   1,241,407   1,241,407
  Book Value per Share                          1.579       1.396       1.579       1.396
  Book Value per ADS (*)                       15.790      13.960      15.790      13.960
  Earnings per Share                            0.030       0.034       0.104       0.063
  Earnings per ADS (*)                          0.300       0.340       1.040       0.630

----------
(*) 1 ADS = 10 ordinary shares

     o Grupo Galicia's net income for the quarter represents an annualized return of 0.76% on average assets and of 7.61% on average shareholders' equity.

                                                             Percentages
                                            ----------------------------------------------
                                             FY 2009     FY 2008     six months ended at:
                                            ---------   ---------   ----------------------
                                               2 Q         2 Q
Profitabiility                               06/30/09    06/30/08    06/30/09    06/30/08
-----------------------------------------   ---------   ---------   ---------   ----------
Return on Average Assets (*)                     0.76        0.86        1.22         0.81
Return on Average Shareholders Equity (*)        7.61        9.85       13.44         9.26

----------
(*)  Annualized.

NET INCOME BY BUSINESS

     o The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

     o "Income from stake in Sudamericana Holding" includes the results from our interest in such company for the quarter ended March 31, 2009.

     o "Income from stake in other companies" includes the results from our interests in Net Investment, Galicia Warrants, G.V. Mandataria and Galval as of June 30, 2009.

     o The "Deferred tax Adjustment" shows the adjustment to the income tax determined by Banco Galicia's subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia's financial statements because Argentine Central Bank's regulations do not contemplate the application of the deferred tax method.

     o "Other income GFG" mainly includes the administrative expenses and the financial expenses.

                                                                      in millions of Pesos
                                            ----------------------------------------------
                                                   FY 2009            six months ended at
                                                                    ----------------------
Net Income by Business                        2nd. Q      1st. Q     06/30/09    06/30/09
-----------------------------------------   ---------   ---------   ---------   ----------
Income from stake in Banco Galicia
 (94,66%)                                        38.9        28.5        67.4         72.7
Income from stake in Sudamericana
 Holding (87,5%)                                  5.9         3.9         9.8          9.6
Income (loss) from stake in other
 companies                                       (1.4)       (1.7)       (3.1)         0.5
Deferred tax adjustment in Banco
 Galicia's subsidiaries                           5.8         3.8         9.6          9.0
Other Income (loss) GFG                         (13.9)       87.8        74.0        (13.4)
Income tax                                        1.4       (30.4)      (29.0)         0.0
Net Income for the period                        36.8        91.9       128.7         78.4

CONFERENCE CALL

On Wednesday, August 12, 2009, at 11:00 A.M. Eastern Standard Time (12:00 A.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (719)-325-2106

--------------------------------------------------------------------------------
This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                In millions of Pesos
                                            --------------------------------------------------------
                                             06/30/09    03/31/09    12/31/08    09/30/08   06/30/08
                                            ---------   ---------   ---------   ---------   --------
CASH AND DUE FROM BANKS                       3,969.0     3,224.2     3,405.1     3,288.7     3,039.9
GOVERNMENT AND CORPORATE SECURITIES           3,191.7     3,037.9     1,531.9     1,102.5     1,220.5
LOANS                                        10,880.7    10,563.4    11,774.6    12,412.2    11,931.5
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                    4,273.2     3,913.6     4,123.8     4,242.5     3,840.2
EQUITY IN OTHER COMPANIES                        49.4        48.7        48.5        84.2        43.7
BANK PREMISES AND EQUIPMENT; MISCELLANEOUS
 AND INTANGIBLE ASSETS                        1,527.2     1,525.6     1,516.9     1,438.5     1,397.8
OTHER ASSETS                                  2,005.6     2,409.6     2,335.0     1,931.9     1,784.3
TOTAL ASSETS                                 25,896.8    24,723.0    24,735.8    24,500.5    23,257.9

DEPOSITS                                     15,050.3    14,711.6    14,056.1    14,239.2    13,087.5
- Non-Financial Government Sector             1,336.5     1,378.7     1,290.9       253.9       206.4
- Financial Sector                              185.6       181.6       169.3       173.8       166.9
- Non-Financial Private Sector and
   Residents Abroad                          13,528.2    13,151.3    12,595.9    13,811.5    12,714.2
    - Current Accounts                        3,242.1     2,830.7     3,002.0     3,055.5     2,841.2
    - Savings Accounts                        4,357.7     3,939.5     3,843.6     3,599.8     3,261.9
    - Time Deposits                           5,594.3     6,069.4     5,411.2     6,824.4     6,191.3
    - Other                                     278.9       242.9       262.1       220.5       316.4
    - Accrued interest and quotation
       diferences payable                        55.2        68.8        77.0       111.3       103.4

OTHER BANKS AND INTERNATIONAL ENTITIES          740.1       775.5     1,190.1     1,188.6     1,395.0
NEGOTIABLE OBLIGATIONS                        2,958.4     2,831.5     2,873.1     2,665.3     2,825.1
OTHER LIABILITIES                             4,927.3     4,224.6     4,524.6     4,373.1     3,991.4
MINORITY INTERESTS                              261.1       256.6       246.2       235.2       226.1
TOTAL LIABILITIES                            23,937.2    22,799.8    22,890.1    22,701.4    21,525.1
SHAREHOLDERS' EQUITY                          1,959.6     1,923.2     1,845.7     1,799.1     1,732.8

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                      1.09        1.61        1.11        1.35        2.04
Wholesale Price Index (%) (**)                   1.91        1.00        0.01        2.16        3.54
C.E.R. (%) (**)                                  1.33        1.28        1.31        1.50        2.52
Exchange Rate ($/U$S) (***)                    3.7952      3.7135      3.4537      3.1302      3.0242

----------
(*) Grupo Financiero Galicia S.A.; consolidated with subsidiary companies (Art.33 - Law 19550).
(**)  Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 -
      Reference Exchange Rate

SELECTED FINANCIAL INFORMATION -  CONSOLIDATED DATA (*)

                                                                                In millions of Pesos
                                            --------------------------------------------------------
Quarter ended:                               06/30/09    03/31/09    12/31/08    09/30/08   06/30/08
-----------------------------------------   ---------   ---------   ---------   ---------   --------
FINANCIAL INCOME                                710.3       763.3       731.3       588.1      650.7
- Interest on Cash and Due From Bank              0.2         0.2         1.0         1.7        2.1
- Interest on Loans to the Financial
   Sector                                         1.2         1.6         1.8         1.0        0.7
- Interest on Overdrafts                         51.3        54.7        55.8        49.8       40.8
- Interest on Notes                              88.6       104.3       120.0       115.0      101.3
- Interest on Mortgage Loans                     29.9        31.3        33.3        32.1       30.9
- Interest on Pladge Loans                        3.0         3.0         4.0         4.0        3.6
- Interest on Credit Card Loans                 208.0       200.8       198.8       157.2      161.1
- Interest on Other Loans                       105.9        96.2        89.5        79.0       78.2
- Net Income from Government and
   Corporate Securities                         127.2        85.9        57.6        40.6       64.8
- On Other Receivables Resulting from
   Financial Brokerage                            3.3         6.7         8.1         8.1        8.9
- Net Income from Guaranteed
   Loans-Decree 1387/01                           1.9         6.8        14.3        15.8       15.5
- Adjustment by application of adjusting
   index                                          1.5        19.4        20.3        24.5       39.4
- Quotations Differences on Gold and
   Foreign Currency                              34.5        34.7       (22.6)        4.0       73.8
- Other                                          53.8       117.7       149.4        55.3       29.6

FINANCIAL EXPENSES                              349.2       384.7       370.7       358.1      357.4
- Interest on Demand Accounts Deposits            3.4         3.2         6.9         5.4        4.7
- Interest on Saving Accounts Deposits            0.8         0.9         0.7         0.9        0.9
- Interest on Time Deposits                     205.7       231.1       231.2       206.2      153.6
- Interest on Interbank Loans Received
   (Call Money Loans)                             1.6         0.2         3.6         0.0        2.0
- Interest on Loans from Financial Sector         1.2         0.0         0.1         0.2        0.2
- For Other Liabilities resulting from
   Financial Brokerage                           63.9        71.1        76.3        73.4       73.6
- Interest on Subordinated Negotiable
   Obligations                                   31.0        29.6        27.4        24.7       24.4
- Other interest                                  0.7         0.8         0.6         0.7        0.9
- Adjustment by application of adjusting
   index                                          0.0         0.2         0.5         1.0        3.2
- Contributions to the Deposit Insurance
   Fund                                           6.4         6.1         6.1         5.8        6.0
- Other                                          34.5        41.5        17.3        39.8       87.9

GROSS BROKERAGE MARGIN                          361.1       378.6       360.6       230.0      293.3
PROVISIONS FOR LOAN LOSSES                      144.7       177.5       132.0        84.2       94.0
INCOME FROM SERVICES. NET                       324.7       317.3       316.5       313.5      293.6

ADMINISTRATIVE EXPENSES                         492.8       456.3       479.8       472.0      446.9
- Personnel Expenses                            277.9       245.7       261.5       253.8      239.7
- Directors' and Syndics' Fees                    1.7         1.7         2.7         1.5        2.1
- Other Fees                                     16.3        14.9        15.3        15.5       13.9
- Advertising and Publicity                      25.1        29.6        36.5        42.8       41.9
- Taxes                                          33.7        31.7        29.2        27.4       26.0
- Depreciation of Premises and Equipment         18.7        18.2        16.0        15.4       15.1
- Amortization of Organization and
   Development Expenses                          10.6        10.0        11.2         9.7        9.1
- Other Operating Expenses                       68.6        67.0        64.2        66.5       62.2
- Other                                          40.2        37.5        43.2        39.4       36.9

MINORITY INTEREST                                (9.5)       (8.6)      (11.0)       (9.1)      (8.5)
INCOME FROM EQUITY INVESTMENTS                   (0.6)       (1.6)        0.1        55.2        0.0
NET OTHER INCOME                                 22.9        94.5        (7.6)       58.4       20.6
INCOME TAX                                       24.3        54.5        14.6        25.5       16.0
NET INCOME                                       36.8        91.9        32.2        66.3       42.1

----------
(*) Grupo Financiero Galicia; consolidated with subsidiary companies (Art.33 - Law 19550).